EXHIBIT 99.2

SILVERCORP METALS INC.

AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended March 31, 2013
(Expressed in thousands of US dollars, unless otherwise stated)

THIS AMENDED MD&A REVISES AND REPLACES THE MD&A PREVIOUSLY FILED BY SILVERCORP METALS INC. ON MAY 22, 2013 TO DELETE CERTAIN REFERENCES TO COSTS OF PRODUCTION BY METAL OUNCE ON PAGES 2, 3, 4, 5, 7, 9, 18, 19 AND 23 AND RELATED TABLES

Table of Contents

1.	Core Business and Strategy	2
2.	Fiscal Year 2013 Highlights	2
3.	Operating Performance	3
4.	Fiscal Year 2013 Financial Results	10
5.	Liquidity and Capital Resources	13
6.	Financial Instruments and Related Risks	14
7.	Off-Balance Sheet Arrangements	17
8.	Transactions with Related Parties	17
9.	Alternative Performance (Non-IFRS) Measures	18
10.	Critical Accounting Policies and Estimates	19
11.	Future Accounting Changes	20
12.	Other MD&A Requirements	21
13.	Outstanding Share Data	21
14.	Risks and Uncertainties	22
15.	Disclosure Controls and Procedures	23
16.	Management’s Report on Internal Control over Financial Reporting	23
17.	Changes in Internal Control over Financial Reporting	24
18.	Directors and Officers	24
Forward Looking Statements		24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2013 and the related notes contained therein. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Silvercorp’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended March 31, 2013. This MD&A refers to various non-IFRS measures, such as cash flow from operations per share and production costs per tonne. Those measures are used by the Company to manage and evaluate operating performance and its ability to generate cash. These measures are widely reported in the silver mining industry as benchmarks for performance. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations, where applicable. This MD&A is prepared as of May 21, 2013.

1.	Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in Henan Province, China. In 2011, Silvercorp acquired the XBG and XHP silver-gold-zinc projects near the Ying Mining District in Henan Province. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently completing construction of the GC silver-lead-zinc project in Guangdong Province which will become its third production base in China. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high-grade silver-lead-zinc mine project in northern British Columbia. The Company’s shares are traded on the New York Stock Exchange and the Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

2.	Fiscal Year 2013 Highlights

  Silver production of 4.97 million ounces;

  Gold production of 12,457 ounces;

  Sales of $181.6 million;

  Adjusted net income1 of $36.9 million or $0.22 per share;

  Cash flow from operations of $85.8 million, or $0.50 per share;

  Completed construction of the GC mine and began trial mining and processing;

  Return of $17.1 million to shareholders in quarterly dividend payments of CAD$0.025 per share; and

  Commenced the implementation of a new mining strategy at the Ying Mining District which is expected to have a positive long-term impact on operations.

[1] Non-IFRS measure, see section 9 for reconciliation.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Operating Performance

(a)	Mine Production

For the year ended March 31, 2013 (“Fiscal 2013”), on a consolidated basis, the Company mined 905,248 tonnes of ore, a 19% increase compared to 757,590 tonnes in the year ended March 31, 2012 (“Fiscal 2012”). The increased mine production was achieved through increases in production from the Ying Mining District2, full operation of the BYP mine, and the processing of development tunnel ore at the X mines3.

(b)	Milling

In Fiscal 2013, on a consolidated basis, the Company milled 952,265 tonnes of ore, a 25% increase compared to 762,521 tonnes in Fiscal 2012. The Ying Mining District has a total milling capacity of 3,200 tonnes per day (“t/d”) or approximately 1 million tonnes per year. The BYP mine and X mines have current milling capacities of 500 t/d and 1,350 t/d respectively.

(c)	Mining Cost

In Fiscal 2013, the consolidated total mining cost and cash mining cost were $65.85 and $52.05 per tonne compared to $61.51 and $47.40 per tonne, respectively, in Fiscal 2012. The major components of cash mining cost consisted of: 36% for mining contractor costs (Fiscal 2012 – 39%); 14% for materials and supplies (Fiscal 2012 – 16%); 22% for labour costs (Fiscal 2012 – 20%); 6% for utility costs (Fiscal 2012 – 6%); 14% for mining preparation and infill drilling costs (Fiscal 2012 – 13%) and 8% for other costs (Fiscal 2012 – 6%).

The overall increase in cash mining cost per tonne was mainly due to (i) increases in labour costs for the Company’s employees; (ii) additional costs in mining preparation and infill drilling and (iii) the impact of US dollar depreciation versus the Chinese RMB.

(d)	Milling Cost

In Fiscal 2013, the consolidated total milling cost and cash milling cost were $15.36 and $13.56 per tonne compared to $15.85 and $14.19 per tonne, respectively, in Fiscal 2012. The major components of cash milling costs consisted of: 23% for raw materials (Fiscal 2012 – 28%); 33% for utilities (Fiscal 2012 – 30%); 14% for mineral resources tax (Fiscal 2012 – 14%); 23% for labour costs (Fiscal 2012 – 21%) and 7% for milling related administrative and other costs (Fiscal 2012 – 7%).

The marginal decrease in the consolidated total milling cost was due to an increase in tonnes of ore processed.

(e)	Metal Production

In Fiscal 2013, on a consolidated basis, the Company produced 4.97 million ounces of silver, 12,457 ounces of gold, 53.9 million pounds of lead and 12.4 million pounds of zinc, compared to 5.62 million ounces of silver, 8,771 ounces of gold, 72.8 million pounds of lead and 13.7 million pounds of zinc, respectively, in Fiscal 2012.

[2] Ying Mining District represents consolidated results from the SGX, HPG, TLP, and LM mines.
3 X mines represent consolidated results from the XBG and XHP projects.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(f)	Operation Review

The following table summarizes consolidated and each mining district’s operational information for the year ended March 31, 2013:

	Year ended March 31, 2013
	Ying Mining District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	8,336	-		-	8,336
Stockpiled Ore (tonne)	768,510	19,309	*	109,093	896,912
	776,846	19,309		109,093	905,248
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	8,336	-		-	8,336
Ore Milled (tonne)	766,198	73,641	*	104,090	943,929
	774,534	73,641		104,090	952,265

+ Mining cost per tonne of ore mined ($)	66.62	-		60.33	65.85
Cash mining cost per tonne of ore mined ($)	55.94	-		24.30	52.05
Non cash mining cost per tonne of ore mined ($)	10.68	-		36.02	13.80

+ Unit shipping costs($)	3.76	-		-	3.30

+ Milling cost per tonne of ore milled ($)	15.45	-		14.64	15.36
Cash milling cost per tonne of ore milled ($)	13.56	-		13.54	13.56
Non cash milling cost per tonne of ore milled ($)	1.89	-		1.10	1.80

+ Average Production Cost
Silver ($ per ounce)	9.13	-		-	9.54
Gold ($ per ounce)	447	-		888	508
Lead ($ per pound)	0.31	-		-	0.32
Zinc ($ per pound)	0.25	-		0.38	0.26

Total Recovery of the Run of Mine Ore
Silver (%)	92.8	-			92.8
Gold (%)				92.4	92.4
Lead (%)	94.5	-			94.5
Zinc (%)	66.8	-			66.8

Head Grades of Run of Mine Ore
Silver (gram/tonne)	220	-			220
Gold (gram/tonne)				3.1	3.1
Lead (%)	3.3	-			3.3
Zinc (%)	1.0	-			1.0

Sales Data
Metal Sales
Silver (in thousands of ounces)	4,941	32	*	-	4,973
Gold (in thousands of ounces)	4.2	0.2	*	8.1	12.5
Lead (in thousands of pounds)	52,220	1,678	*	-	53,898
Zinc (in thousands of pounds)	11,171	923	*	283	12,377

Metal Sales
Silver (in thousands of $)	117,124	-		-	117,124
Gold (in thousands of $)	4,815	-		10,605	15,420
Lead (in thousands of $)	41,689	-		-	41,689
Zinc (in thousands of $)	7,231	-		158	7,389
	170,859	-		10,763	181,622
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	23.71	-		-	23.71
Gold ($ per ounce)	1,160	-		1,314	1,238
Lead ($ per pound)	0.80	-		-	0.80
Zinc ($ per pound)	0.65	-		0.56	0.65

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
+ Non-IFRS measures, see section 9 for reconciliation.
* Represents development tunnelling ore at the X mines.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the year ended March 31, 2012:

	Year ended March 31, 2012
	Ying Mining District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	12,599	-		-	12,599
Stockpiled Ore (tonne)	649,973	3,890	*	91,128	744,991
	662,572	3,890		91,128	757,590
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	12,599	-		-	12,599
Ore Milled (tonne)	654,495	11,667	*	83,760	749,922
	667,094	11,667		83,760	762,521

+ Mining cost per tonne of ore mined ($)	64.70	68.75	*	38.00	61.51
Cash mining cost per tonne of ore mined ($)	51.60	48.81	*	16.79	47.40
Non cash mining cost per tonne of ore mined ($)	13.10	19.95	*	21.21	14.11

+ Unit shipping costs($)	3.34	3.92	*	-	3.34

+ Milling cost per tonne of ore milled ($)	15.91	22.92	*	14.33	15.85
Cash milling cost per tonne of ore milled ($)	14.13	20.11	*	13.85	14.19
Non cash milling cost per tonne of ore milled ($)	1.78	2.81	*	0.48	1.66

+ Average Production Cost
Silver ($ per ounce)	7.14	6.17	*	-	7.14
Gold ($ per ounce)	281	377	*	854	323
Lead ($ per pound)	0.22	0.22	*	-	0.22
Zinc ($ per pound)	0.17	-		-	0.17

Total Recovery of the Run of Mine Ore
Silver (%)	92.9	50.0			92.9
Gold (%)				90.8	90.8
Lead (%)	96.0	80.6			96.0
Zinc ( %)	68.0	-			68.0

Head Grades of Run of Mine Ore
Silver (gram/tonne)	287	35			287
Gold (gram/tonne)				2.4	2.4
Lead (%)	5.2	2.5			5.2
Zinc (%)	1.4	-			1.4

Sales Data
Metal Sales
Silver (in thousands of ounces)	5,612	6	*	-	5,618
Gold (in thousands of ounces)	3.6	0.1	*	5.1	8.8
Lead (in thousands of pounds)	72,360	444	*	-	72,804
Zinc (in thousands of pounds)	13,500	-		249	13,749

Metal Sales
Silver (in thousands of $)	155,961	124	*	-	156,085
Gold (in thousands of $)	4,123	155	*	6,749	11,027
Lead (in thousands of $)	61,164	362	*	-	61,526
Zinc (in thousands of $)	9,172	-		152	9,324
	230,420	641		6,901	237,962
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	27.79	22.51		-	27.78
Gold ($ per ounce)	1,147	1,376		1,333	1,257
Lead ($ per pound)	0.85	0.81		-	0.85
Zinc ($ per pound)	0.68	-		0.61	0.68

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
+ Non-IFRS measures, see section 9 for reconciliation.
* Represents development tunnelling ore at the X mines.

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(i)	Ying Mining District

The Ying Mining District consists of four mines (SGX, HPG, TLP and LM) and is the Company’s primary source of production.

In Fiscal 2013, the total ore mined at the Ying Mining District was 776,846 tonnes, of which 8,336 tonnes was direct smelting ore, an increase of 17% compared to total ore production of 662,572 tonnes, of which 12,599 tonnes was direct smelting ore, in Fiscal 2012. The increased ore production is attributable to the effects of the change in mining strategy and an increase in production from the HPG, TLP, and LM satellite mines. Production from the satellite mines in Fiscal 2013 represented 40% of total production at the Ying Mining District compared to 29% in Fiscal 2012.

In Fiscal 2013, head grades at the Ying Mining District were 220 grams per tonne (“g/t”) for silver, 3.3% for lead, and 1.0% for zinc, compared to 287 g/t for silver, 5.2% for lead and 1.4% for zinc, respectively, in Fiscal 2012.

In Fiscal 2013, the Ying Mining District produced 4.94 million ounces of silver, 4,153 ounces of gold, 52.2 million pounds of lead, and 11.2 million pounds of zinc, compared to 5.61 million ounces of silver, 3,595 ounces of gold, 72.4 million pounds of lead, and 13.5 million pounds of zinc in Fiscal 2012.

The overall decrease in head grades and metal production compared to the prior year is due to:

  the implementation of the change in mining strategy at the Ying Mining District, which resulted in more ore production but at reduced head grades for silver, lead and zinc;

  an increase in production from the satellite mines (HPG, TLP, and LM mines), which represented 40% of total production at the Ying Mining District;

  power interruptions during the first and third quarters of Fiscal 2013 interrupted production for a total of 10 days; and

  mechanical problems with one of the shafts at the SGX mine which negatively impacted production for 20 days during the second quarter of Fiscal 2013.

As recommended in the 2012 NI 43-101 Technical Report for the Ying Mining District, cut-off grades were reduced from 300 g/t silver-equivalent (“AgEq”) at the SGX mine and 150 g/t AgEq at the TLP, HPG and LM mines to 150 g/t AgEq at the SGX mine and 110 g/t AgEq at the TLP, HPG and LM mines, respectively. The recommendation to reduce cut-off grades takes into consideration the updated metal prices and cost parameters, which resulted in additional resources becoming economic to mine. Therefore, in the third quarter of Fiscal 2013, the Company began to implement a new mining strategy in consideration of the lower cut-off grade and increased mining width.

Historically, the Company’s mining strategy predominantly relied on the re-suing mining method (suitable for mining narrow veins under 0.7 metres (“m”)) which accounted for 60% of ore mined with the remaining 40% using the shrinkage method (suitable for mining wide stopes ranging from 0.8m to 3m). The change in mining strategy will gradually reduce the use of the re-suing method to approximately 25% and increase the use of the shrinkage method to approximately 75%. In April 2013, the Company has reduced the use of the re-suing method to 40% and increased the use of the shrinkage method to 60%.

The long-term benefits of this change in mining strategy is expected to increase mine life, lower cash mining cost per tonne, less capital expenditure required for tunnel development, higher production capacity and increased operational efficiency.

Additionally, as contractor fees needed to be adjusted to reflect the change in mining strategy, contract renewal negotiations for the Company’s eight mining contractor teams took longer than expected. The prolonged contract renegotiation process directly impacted production rates in the fourth quarter of Fiscal 2013. Since then, all contracts have been successfully renewed and production rate had returned

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

to levels required to achieve the Company’s Fiscal 2014 annual production guidance.

In Fiscal 2013, total and cash mining costs per tonne were $66.62 and $55.94 compared to $64.70 and $51.60 in Fiscal 2012, respectively. The overall increase in cash mining costs per tonne was mainly due to the following: (i) an increase in labour costs for the Company’s employees of approximately $1.60 per tonne, (ii) an increase in mining administration costs of $1.00 per tonne, (iii) an increase in mining preparation and infill drilling costs of $1.62 per tonne, and (iii) the impact of US dollar depreciation versus the Chinese RMB of approximately $1.00 per tonne. The aforementioned mining preparation and infill drilling were necessary to implement the change in mining strategy.

Non-cash mining costs per tonne decreased slightly as the higher tonnage of ore mined diluted the total depletion (calculated based on metals produced) on a per tonne basis.

In Fiscal 2013, total ore milled was 774,534 tonnes, an increase of 16% compared to 667,094 tonnes in Fiscal 2012. In Fiscal 2013, cash milling costs were $13.56 compared to $14.13 in Fiscal 2012. The slight decrease is attributable to the increased tonnage milled.

Updated NI 43-101 Technical Report

During Fiscal 2013, the Company released an updated NI 43-101 Technical Report for the Ying Mining District, and reported a 28% increase in contained silver Measured and Indicated resources to 96 million ounces, and a 36% gain in Proven and Probable mineral reserves to 79 million ounces of silver.

Capitalized Exploration and Development Expenditures

In Fiscal 2013, exploration and development expenditures for the Ying Mining District were $33.3 million compared to $28.7 million in Fiscal 2012.

SGX Mine - Exploration and Development

As at the end of Fiscal 2013, the Company had completed over 1,800m of the 5,200m ramp at the SGX mine. The ramp is designed to follow the main S7-1 and S8 veins from the 450m elevation to the 150m elevation and then bottom at the zero metre elevation, where it will be connected to three existing vertical blind shafts to provide ventilation and access. The Company expects to complete construction of the ramp in calendar year 2015. As construction progresses, the ramp is expected to increase production capacity at the SGX mine with effect from the second quarter of Fiscal 2014.

In Fiscal 2013, the Company also developed 31,600m of horizontal tunnels and completed 63,000m of underground drilling at the SGX mine.

During the year, to support the ongoing expansion work at the SGX mine, the Company has completed the design work for a new 5,000 square metres (“m2”) surface facility which will include offices and dormitories. Site preparation work (roads, power, and water) has been completed while construction for the first phase of the surface facilities began at the end of March 2013.

LM Mine and LM Mine West - Exploration and Development

At the end of Fiscal 2013, the Company completed nearly 1,700m of the development work for a 4,800m access ramp at the LM Mine West (“LM West”). The ramp was collared at the 980m elevation and is designed to provide access to veins LM7, LM8, LM10, LM11, LM12, LM13 at the northern end of LM West and veins LM14, LM16, and LM17 at the southern end of LM West. The upper portion of the ramp has already been connected to existing tunnels at LM West resulting in improved tunnel ventilation and hauling capacity.

Shaft 969 at LM West is on schedule to become operational in Fiscal 2014 and is expected to commence ore production during the third quarter of Fiscal 2014. Once Shaft 969, the access ramp and all of the mining levels are completed down to the 500m elevation at LM West in Fiscal 2015, the combined production capacity of the LM mine and LM West is expected to be 300,000 tonnes of ore per year.

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

In Fiscal 2013, the Company also developed 17,300m of decline and horizontal tunnels and completed 49,300m of underground drilling at the LM mine and LM West.

To support the expansion in operations at the LM mine and LM West, the Company has completed the site preparation work for the construction of a 3,000m2 surface facility, including offices and a dormitory building. The Company expects to commence construction in the first half of Fiscal 2014.

TLP Mine - Exploration and Development

In Fiscal 2013, the Company developed over 19,500m of horizontal tunnels and completed 27,500m of underground drilling.

HPG Mine - Exploration and Development

In Fiscal 2013, the Company developed over 10,500m of decline and horizontal tunnels and completed 16,000m of underground drilling.

(ii)	GC Mine

In Fiscal 2013, the Company substantially completed the construction of GC Mine.

The main access ramp totalling 2,210m in length was completed in Fiscal 2013 and has accessed the V2 vein at the +40m, +20m, and 0m elevations. In addition, 1,520m of the 4,600m exploration ramp was completed during Fiscal 2013. Once the exploration ramp is completed, it will provide access to all known veins within a horizontal distance of 250m. The exploration ramp has accessed the V9, V9-1, V9W-1 and V9W-2 veins at the 100m, 50m and 0m elevations through cross-cuts and has developed transportation drifts and mining preparation drifts. The exploration ramp has also been connected to the main ramp at the 100m and 0m elevations, as well as the main shaft at the +100m, +50m and 0m elevations to provide ventilation and a safety exit. During the course of Fiscal 2014, the Company will use the main ramp and the exploration ramp access points for mining.

As at the end of Fiscal 2013, 550m of the 628m main shaft was completed down to an elevation of -300m. The shaft is expected to reach its designed elevation of -380m in the second quarter of Fiscal 2014. Installation of the hoist system, including the hoist tower for the shaft is expected to be completed by the beginning of Fiscal 2015.

During Fiscal 2013, the construction of the 1,600 t/d flotation mill was also completed. In March 2013 the Company commenced equipment testing and trial processing to fine tune the mill circuit to achieve the desired metallurgical recovery rates for silver, lead, zinc, tin, and sulphur in concentrates. Testing is expected to last several months. The construction of the dry stack tailings storage facility and the related safety and environmental protection facilities was completed by the end of March 2013.

To provide sufficient power to the site, the construction of a new power supply system, consisting of a 5.8 kilometre power line, a 110 KV substation, and a 10KV safety backup-circuit was completed in Fiscal 2013. Since then, power at the GC project has been supplied through this new system, which has sufficient capacity to support future expansion in production.

To achieve formal commercial production, the Company is required to pass a series of regulatory inspections to ensure it has complied with safety and environmental protection requirements. The Company expects to pass the inspection and to obtain its Safety Production Permit in the third quarter of Fiscal 2014.

In Fiscal 2013, the Company completed 35,500m of diamond drilling using five underground drill rigs and two surface drill rigs currently on site at the GC mine.

In Fiscal 2013, $15.8 million (Fiscal 2012 - $5.9 million) of exploration and development expenditures were incurred at the GC mine.

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(iii)	BYP Mine

In Fiscal 2013, the total ore mined was 109,093 tonnes compared to 91,128 tonnes in Fiscal 2012. In Fiscal 2013, the Company produced and sold 8,068 ounces of gold compared to 5,064 ounces of gold in Fiscal 2012.

Gold head grade for Fiscal 2013 was 3.1 g/t compared to 2.4 g/t in Fiscal 2012. The increase in gold head grade contributed to higher gold metal production in the current fiscal year.

In Fiscal 2013, the Company completed the preparation work for the construction of a shaft with a total depth of 265m. Ongoing work includes the installation of shaft equipment and construction of the head frame. Once completed, this shaft which will facilitate mining of the #3 gold mineralization body and the #5 zinc and lead ore body. In addition, the construction of a 1,500 t/d tailings-backfill facility is expected to be completed in the first quarter of Fiscal 2014.

In Fiscal 2013, exploration and development expenditures at the BYP mine were $5.7 million compared to $4.0 million in Fiscal 2012.

(iv)	X Mines

The X mines will continue to focus on an exploration program that will include surface and underground mapping and systematic sampling as well as surface and underground diamond drilling, with the goal of defining an initial NI 43-101 compliant mineral resource. Exploration and mine development at the X mines will be partially supported from cash flows generated from limited development ore and existing ore stockpiles.

In Fiscal 2013, exploration and development expenditures at the X mines was $7.1 million compared to $2.1 million in Fiscal 2012.

(v)	Silvertip Project

The Silvertip Project is located in British Columbia, Canada.

The Company is in the process of preparing a Small Mine Permit application to be submitted to the British Columbia Ministry of Energy and Mines. A Small Mine Permit will allow a 75,000 tonnes per year mining operation.

(vi)	RZY Project

The RZY project is based on a joint-exploration agreement whereby Qinghai Found, an 82% subsidiary of the Company, holds 67% mineral interest. On March 28, 2013, as part of a project agreement signed with New Pacific Metals Corp. (“New Pacific”), the Company sold 80% of its 67% ownership interest in the RZY property to New Pacific. The sale of RZY project is conditional on New Pacific disinterested shareholder approval.

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(vii)	Comparison with Fiscal 2013 Guidance

The following table provides a comparison of actual Fiscal 2013 production with the Company’s Fiscal 2013 production guidance:

	Ying Mining District		BYP		X mines[1]		GC2		Total
	F2013	Guidance	F2013	Guidance	F2013	Guidance	F2013	Guidance	F2013	Guidance
Ore (tonne)	774,534	740,000	104,090	92,000	73,641		-	35,000	952,265	867,000
Head Grades
Silver (gram/tonne)	220.0	245.0
Gold (gram/tonne)	0.2	0.2	3.1	2.1
Lead (%)	3.3	4.0
Zinc (%)	1.0	1.5
Metal Production
Silver ('000 Oz)	4,941	5,300			32	50	-	170	4,973	5,520
Gold ('000 Oz)	4.2	3.6	8.1	4.7	0.2		-		12.5	8.3
Lead ('000 Lb)	52,220	65,000			1,678	2,500	-	1,200	53,898	68,700
Zinc ('000 Lb)	11,171	13,000	283	1,300	923	1,200	-	1,500	12,377	17,000

1 Xmines production represents development tunnelling ore from XBG and XHP mines.

2 No commerical production at GC mine in Fiscal 2013.

At the Ying Mining District, the aforementioned impact of the change in mining strategy resulted in increased tonnage produced but at reduced head grades for silver, lead, and zinc. As such, there was a 7% shortfall in silver production and a 19% shortfall in base metal production when compared to guidance.

At the BYP mine, the Company exceeded expected gold production results. The increase in gold production is attributable to the higher head grade as mining was focused in high mineralization zones. Zinc production did not achieve expectations as the economic return on processing zinc ore was not within expectations. As such, limited zinc ore were mined and processed during Fiscal 2013.

The delay of the receipt of certain permits at the GC mine delayed the commencement of production. Due to this reason, there was no commercial production at the GC mine in Fiscal 2013.

(viii)	Fiscal 2014 Capital Expenditure Review

Following the recent decline in metal prices, the Company is currently reviewing its capital expenditure for Fiscal 2014 to identify opportunities to reduce costs and optimize the allocation of capital across the Company, including examining strategic options for non-core assets.

4.	Fiscal Year 2013 Financial Results

(a)	Selected Annual Information

	Fiscal 2013	Fiscal 2012	Fiscal 2011
Sales	$181,622	$237,962	$167,327
Gross profit	108,533	176,813	125,443
Expenses and foreign exchange	(31,246)	(34,811)	(24,994)
Other items	(6,043)	4,874	10,113
Net income attributable to the equity
holders of the Company	27,211	73,838	67,655
Basic earnings per share	0.16	0.43	0.40
Diluted earnings per share	0.16	0.43	0.40
Cash dividend declared	16,974	15,584	13,428
Cash dividend declared per share (CAD)	0.10	0.09	0.08
Total assets	576,222	575,263	506,615
Total non-current liabilities	30,577	24,220	16,473

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver price.

(b)	Financial Results – Fiscal 2013 compared to Fiscal 2012

Net income attributable to the shareholders of the Company in Fiscal 2013 was $27.2 million, or $0.16 per share, a decrease of $46.6 million compared to net income of $73.8 million, or $0.43 per share, in Fiscal 2012. Net income for Fiscal 2013 includes a $9.6 million non-cash accounting charge in respect to the Company’s investment in New Pacific as a result of a prolonged decline in its quoted market price.

Adjusted net income (a non-IFRS measure) for Fiscal 2013 was $36.9 million, or $0.22 per share. Adjusted net income excludes non-recurring or unusual non-operational items, such as impairment of the Company’s investment in associate, and acts as a supplemental financial measure that provides a more complete assessment of the Company’s net income for the year. There were no adjustments to net income in the prior year.

The overall decrease in net income compared to the prior year was mainly due to (i) lower silver price; in the fiscal year, net realized silver price was $23.71 per ounce, which was $4.07 lower compared to net realized silver price of $27.78 per ounce in the prior fiscal year; (ii) a decrease in silver production as 4.97 million ounces were produced and sold in Fiscal 2013 compared to 5.62 million ounces in Fiscal 2012, (iii) a decrease in base metal production as 66.3 million pounds of lead and zinc were produced and sold in the fiscal year compared to 86.6 million pounds of lead and zinc in the prior year; and (iv) higher overall production costs as more ore were processed.

Sales in Fiscal 2013 were $181.6 million compared to $238.0 million in Fiscal 2012. Changes in sales revenue are dependent on metal production and the realized metal price.

The net realized selling price is calculated using Shanghai Metal Exchange (“SME”) prices, less smelter charges and recovery, and a value added tax (“VAT”) at a rate of 17% (note that VAT is not applied to gold sales). The following table is a reconciliation of the Company’s net realized selling prices in Fiscal 2013, including a comparison with London Metal Exchange (“LME”) prices:

Fiscal Year	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	FY 2013	FY 2012	FY 2013	FY 2012	FY 2013	FY 2012	FY 2013	FY 2012
Net realized selling prices	$23.71	$27.78	$1,238	$1,257	$0.80	$0.85	$0.65	$0.68
Add back: Value added taxes	4.03	4.72	-	-	0.14	0.14	0.11	0.12
Add back: Smelter charges and recovery	3.30	3.38	419	364	0.15	0.12	0.32	0.32
SME	$31.04	$35.88	$1,657	$1,621	$1.09	$1.11	$1.08	$1.12
LME	$30.50	$35.48	$1,653	$1,648	$0.96	$1.03	$0.88	$0.95

Cost of sales in Fiscal 2013 was $73.1 million, an increase of 20%, compared to $61.1 million in Fiscal 2012. The cost of sales included cash costs of $59.9 million compared to $48.7 million in Fiscal 2012. The increase in cost of sales was due to more ore being mined and processed. Comparing to Fiscal 2012, the cost of sales increased by 20% which was in line with the increase in ore production of 19%.

Gross profit in Fiscal 2013 was 60% compared to 74% in Fiscal 2012.

General and administrative (“G&A”) expenses in Fiscal 2013 were $25.7 million compared to $27.1 million in Fiscal 2012. Significant items included in general and administrative expenses are as follows:

(i)	Office and administrative expenses of $12.3 million (Fiscal 2012 - $11.9 million);

(ii)	Salaries and benefits of $8.4 million (Fiscal 2012 - $8.2 million);

(iii)	Stock based compensation expense of $2.9 million (Fiscal 2012 - $3.1 million);

(iv)	Professional fees of $2.1 million (Fiscal 2012 - $3.9 million).

General exploration and property investigation expenses in Fiscal 2013 were $3.9 million (Fiscal 2012 -$3.7 million).

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Foreign exchange gain in Fiscal 2013 was $1.4 million compared to $406 in Fiscal 2012. The foreign exchange gain was mainly driven by the strengthening of the RMB and US dollar against the functional currency of the entity (Canadian dollar) that held such deposits.

Loss on disposal of plant and equipment in Fiscal 2013 was $149 compared to $268 in Fiscal 2012, which was mainly due to the disposal of obsolete equipment.

Gain on disposal of mineral rights and properties in Fiscal 2013 of $644 relates to the gain recognized on the disposition of 80% of the Company’s interest in the RZY project.

Share of loss in an associate in Fiscal 2013 was $197 (Fiscal 2012 - $182), representing the Company’s equity pickup in New Pacific. The Company recorded on the statement of income its proportionate share of New Pacific’s net gain or loss, as the Company is able to exercise significant influence over the financial and operating policies of New Pacific.

Impairment on associate represents non-cash accounting charge recognized in respect to the Company’s investment in New Pacific as a result of its prolonged decline in quoted market price. The Company determined that the investment in New Pacific should be written down to its closing price as at December 31, 2012, in light of the market decline noted in the junior exploration sector. As a result, the Company incurred an additional $9.6 million in non-cash accounting charge in this fiscal year.

Loss on investments in Fiscal 2013 was $1.7 million compared to $567 in Fiscal 2012. The Company has been acquiring, on open market or by participating in private placements, equity interests in other publicly-traded mining companies. These equity interests, including common shares and warrants are for long-term investment purpose. Due to their nature, warrants meet the definition of derivatives and are accounted for as “Fair value through profit and loss” (“FVTPL”). The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. Gain or loss in such securities, arising from changes in the fair value of the warrants, is included in net income for the period in which they arise.

Finance income in Fiscal 2013 was $4.5 million compared to $3.5 million in Fiscal 2012. The Company invests in high yield short-term investments as well as long-term corporate bonds.

Finance costs in Fiscal 2013 were $92 compared to $94 in Fiscal 2012. As the Company does not hold any interest bearing debt, the finance cost in the current period relates to the unwinding of discount of environmental rehabilitation.

Income tax expense in Fiscal 2013 was $29.2 million compared to $45.6 million. The income tax expenses recorded in Fiscal 2013 included current income tax expense of $24.2 million (Fiscal 2012 –$41.0 million) and deferred income tax expense of $5.0 million (Fiscal 2012 – $4.6 million).

(c)	Summary of Quarterly Results

The tables below set out selected quarterly results for the past eight quarters:

	Mar 31, 2013	Dec 31, 2012	Sept 30, 2012	Jun 30, 2012
Sales	$33,147	$58,717	$45,209	$44,549
Gross profit	17,087	37,476	28,415	25,555
Expenses and foreign exchange	(6,396)	(7,947)	(9,062)	(7,841)
Other items	1,430	(8,631)	1,427	(269)
Net income, attributable to the shareholders of the Company	6,361	5,236	9,500	6,114
Basic earnings per share	0.04	0.03	0.06	0.04
Diluted earnings per share	0.04	0.03	0.06	0.04
Cash dividend declared	4,204	4,291	4,255	4,224
Cash dividend declared per share (CAD)	0.025	0.025	0.025	0.025

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Mar 31, 2012	Dec 31, 2011	Sept 30, 2011	Jun 30, 2011
Sales	$44,312	$61,876	$62,055	$69,719
Gross profit	29,983	43,550	47,620	55,660
Expenses and foreign exchange	(9,458)	(8,534)	(8,420)	(8,399)
Other items	1,188	3,641	488	443
Net income, attributable to the shareholders of the Company	9,700	20,025	18,471	25,642
Basic earnings per share	0.06	0.12	0.11	0.15
Diluted earnings per share	0.06	0.12	0.11	0.15
Cash dividend declared	4,271	4,194	3,500	3,619
Cash dividend declared per share (CAD)	0.025	0.025	0.02	0.02

(d)	Financial Results – Three months ended March 31, 2013 (“Q4 Fiscal 2013”)

Net income attributable to equity holders of the Company in Q4 Fiscal 2013 was $6.4 million, or $0.04 per share compared to the net income of $9.7 million, or $0.06 per share in the three months ended March 31, 2012 (“Q4 Fiscal 2012”). As usual in the fourth quarter of the fiscal year, the Company’s China operations were closed for 28 days as a result of the Chinese New Year Holiday.

Sales in Q4 Fiscal 2013 were $33.1 million compared to $44.3 million in the same quarter last year. The decrease was due to lower quantities of metals sold combined with lower silver prices.

The net realized selling price is calculated using Shanghai Metal Exchange (“SME”) prices, less smelter charges and recovery, and a value added tax (“VAT”) at a rate of 17% (note that VAT is not applied to gold sales). The following table is a reconciliation of the Company’s net realized selling prices in Q4 Fiscal 2013, including a comparison with London Metal Exchange (“LME”) prices:

Fourth Quarter	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q4 2013	Q4 2012	Q4 2013	Q4 2012	Q4 2013	Q4 2012	Q4 2013	Q4 2012
Net realized selling prices	$23.49	$25.37	$1,226	$1,269	$0.77	$0.84	$0.73	$0.67
Add back: Value added taxes	3.99	4.31	-	-	0.13	0.14	0.12	0.11
Add back: Smelter charges and recovery	3.03	3.60	418	431	0.17	0.15	0.25	0.32
SME	$30.51	$33.28	$1,644	$1,700	$1.07	$1.13	$1.10	$1.10
LME	$30.06	$32.63	$1,629	$1,691	$1.04	$0.95	$0.92	$0.92

Cost of sales in Q4 Fiscal 2013 was $16.1 million compared to $14.3 million in Q4 Fiscal 2012. The cost of sales included $13.5 million (Q4 Fiscal 2012 - $11.1 million) cash costs and $2.6 million (Q4 Fiscal 2012 - $3.2 million) depreciation, amortization and depletion charges. The increase of cost of sales was mainly due to an 11% increase in ore production.

Income tax expenses in Q4 Fiscal 2013 were $3.7 million, compared to $7.7 million in the same period last year. The income tax expenses recorded in Q4 Fiscal 2013 included current income tax expenses of $2.5 million (Q4 Fiscal 2012 – $5.8 million) and deferred income taxes of $1.2 million (Q4 Fiscal 2012 –$1.9 million).

5.	Liquidity and Capital Resources

Cash and cash equivalents and short-term investments as at March 31, 2013 were $117.9 million.

Working capital as at March 31, 2013 was $84.6 million.

Cash flows provided by operating activities were $85.8 million or $0.50 per share in Fiscal 2013 compared to $113.3 million or $0.65 per share in Fiscal 2012.

The decrease in cash flow from operations is mainly due to lower operating earnings as a result of lower metal production and lower metal prices as compared to the prior year.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Cash flows used in investing activities were $91.1 million in Fiscal 2013, comprising mainly cash used in capital expenditures, including changes in long term prepaids and deposits, of $91.2 million, net purchases of short-term and other investments of $1.8 million. In Fiscal 2012, cash flows used in investing activities were $90.9 million comprising mainly cash used in capital expenditures, including changes in long term prepaids and deposits, of $70.7 million, cash used in acquisitions of subsidiaries of $34.3 million offset by net redemption of short-term and other investments of $14.0 million.

Cash flows used in financing activities were $31.5 million in Fiscal 2013, comprising mainly cash dividends paid of $17.1 million and distributions to non-controlling interests of $15.2 million. In Fiscal 2012, cash flows used in financing activities were $61.3 million, comprising mainly cash dividends paid of $14.9 million and net payments to related parties of $4.1 million, distributions to non-controlling interests of $14.9 million and cash used to repurchase the Company’s shares as part of the normal course issuer bid of $35.4 million.

Contractual commitments and contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$7,952	$835	$4,011	$3,106
Commitments	$8,099	$1,681	$-	$6,418

As of March 31, 2013, the Company has two office rental agreements totaling $7,952 for the next eleven years and commitments of $8,099 related to the GC property.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. As at March 31, 2013 and 2012, no contingent liabilities were accrued.

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by

6.	Financial Instruments and Related Risks

future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy at March 31, 2013. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of March 31, 2013 and March 31, 2012, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$72,283	$-	$-	$72,283
Common shares of publicly traded companies	5,236	-	-	5,236
Yongning Smelting Co. Ltd.	-	-	9,653	9,653
Jinduicheng Xise (Canada) Co. Ltd.	-	-	-	-
Warrants	-	627	-	627

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as of March 31, 2013 and March 31, 2012, respectively.

Reconciliation of level 3 fair value measurement of financial assets is as follows:

	Fair value through other comprehensive income
	Yongning Smelting	Jinduicheng	Total
Balance at April 1, 2011	$9,169	$22,669	$31,838
Foreign exchange impact	356	(619)	(263)
Balance at March 31, 2012	$9,525	$22,050	$31,575
Other comprehensive loss arising on revaluation	-	(22,001)	(22,001)
Foreign exchange impact	128	(49)	79
Balance at March 31, 2013	$9,653	$-	$9,653

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	March 31, 2013	March 31, 2012
	Within a year
Accounts payable and accrued liabilities	$29,285	$23,590
Dividends payable	4,204	4,271
	$33,489	$27,861

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c)	Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to a basket of currencies of China’s largest trading partners.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	March 31, 2013	March 31, 2012
Financial assets denominated in U.S. Dollars	$14,432	$18,510
Financial assets denominated in Chinese RMB	$102,294	$33,542

As at March 31, 2013, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $0.9 million.

As at March 31, 2013, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $0.1 million.

(d)	Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of March 31, 2013.

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer defaults is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at March 31, 2013 is considered to be immaterial. There were no amounts in receivable which were past due at March 31, 2013 (at March 31, 2012 - $nil).

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at March 31, 2013, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $0.6 million.

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

8.	Transactions with Related Parties

Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due from related parties	March 31, 2013	March 31, 2012
NUX (a)	$41	$95
Henan Non-ferrous Geology Bureau (b)	50	17
Z.X. Zhu (e)	-	567
Henan Xinhui Mining Co., Ltd. (g)	32	-
	$123	$679

Due to a related party	March 31, 2013	March 31, 2012
GRT (i)	$1,207	$-

(a)

According to a services and administrative costs reallocation agreement between the Company and New Pacific, the Company recovers costs for services rendered to New Pacific and expenses incurred on behalf of New Pacific. During the year ended March 31, 2013, the Company recovered $528 (for the year ended March 31, 2012 - $598) from New Pacific for services rendered and expenses incurred on behalf of New Pacific. The costs recovered from New Pacific were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the year ended March 31, 2013, Henan Found paid dividends of $14,297 (for the year ended March 31, 2012 - $13,804) to Henan Geology Bureau.

(c)

For the year ended March 31, 2013, the Company paid $389 (for the year ended March 31, 2012 - $364) to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(d)

For the year ended March 31, 2013, the Company paid $552 (for the year ended March 31, 2012 - $467) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(e)

For the year ended March 31, 2013, the Company paid $78 (for the year ended March 31, 2012 - $nil) to Parkside Management Limited, a private company controlled by a director of the Company for consulting services.

(f)	Z.X. Zhu is the 30% non-controlling interest shareholder of Yunxiang. During the year ended March 31, 2013, Z.X. Zhu repaid advance of $567 (for the year ended March 31, 2012 - $nil) to the Company.

(g)

The Company rents an office space (6,700 square feet) in Beijing from a relative of a director and officer of the Company for $12 (RMB 74,712) per month. For the year ended March 31, 2013, total rents were $144 (for the year ended March 31, 2012 - $140).

(h)

Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei. For the year ended March 31, 2013, Henan Huawei paid dividends of $951 (for the year ended March 31, 2012 - $nil) to Henan Xinhui.

(i)

GRT Mining Investment (Beijing) Co., Ltd. (“GRT”), a private company controlled by a relative of a director and officer, is a 5% equity interest holder of Guangdong Found. As at March 31, 2013, the Company has a payable balance of $1,207 (as at March 31, 2012 - $nil) to GRT.

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Transactions with related parties are made on normal commercial terms and are considered to be at arm’s length. The balances with related parties are unsecured, non-interest bearing, and due on demand.

(j)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the years ended March 31, 2013 and 2012 were as follows:

	Years Ended March 31,
	2013	2012
Directors' fees	$241	$464
Salaries for key management personnel	2,800	2,660
Share-based compensation	2,176	3,692
	$5,217	$6,816

Salaries of key management personnel include consulting and management fees disclosed in (c) - (e) above. Share-based compensation expenses were measured at grant date fair value.

9.	Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these measures, the following tables provides the reconciliation of these measures to the financial statements for the years ended March 31, 2013 and 2012:

(a)	Production Costs per Tonne

Year ended March 31, 2013	Total costs	Tonnage of ore[1]	Per tonne costs
	('000 US$)	(tonne)	(USD/tonne)
Cash mining costs	$46,110	885,939	$52.05
Non-cash mining costs	12,224	885,939	13.80
Shipping costs	2,920	885,939	3.30
Cash milling costs	11,911	878,624	13.56
Non-cash milling costs	1,581	878,624	1.80
Total	$74,746		$84.51
Add: stockpile and concentrate inventory - Beginning	3,976
Less: stockpile and concentrate inventory - Ending	(3,416)
Adjustment for foreign exchange movement	(2,217)
Cost of sales	$73,089
[1]Excluding development tunnelling ore at the X Mines.

Year ended March 31, 2012	Total costs	Tonnage of ore	Per tonne costs
	('000 US$)	(tonne)	(USD/tonne)
Cash mining costs	$35,907	757,590	$47.40
Non-cash mining costs	10,691	757,590	14.11
Shipping costs	2,533	757,590	3.34
Cash milling costs	10,820	762,521	14.19
Non-cash milling costs	1,263	762,521	1.66
Total	$61,213		$80.70
Add: stockpile and concentrate inventory - Beginning	1,582
Less: stockpile and concentrate inventory - Ending	(3,976)
Adjustment for foreign exchange movement	2,330
Cost of sales	$61,149

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)	Average Production Cost

Average Production Cost		Year ended March 31, 2013			(in 000's)
Direct mining and milling cost					59,586
Depreciation, amortization and depletion					13,155
Inventory impairment					348
Cost of sales					73,089
	Silver	Gold	Lead	Zinc	Total
Metals revenue	117,124	15,420	41,689	7,389	181,622
Ratio of metals sold	64%	8%	23%	4%	100%
Cost of sales allocated to metals	47,133	6,205	16,777	2,974	73,089
Metals produced[1]	4,941	12.3	52,220	11,454
Average production cost ($/unit)	$9.54	$508	$0.32	$0.26
[1] Does not include metals produced from development tunnelling ore at the X mines.

Average Production Cost		Year ended March 31, 2012			(in 000's)
Direct mining and milling cost					48,698
Depreciation, amortization and depletion					12,451
Cost of sales					61,149
	Silver	Gold	Lead	Zinc	Total
Metals revenue	156,085	11,027	61,526	9,324	237,962
Ratio of metals sold	66%	5%	26%	4%	100%
Cost of sales allocated to metals	40,109	2,834	15,810	2,396	61,149
Metals produced	5,618	8.8	72,804	13,749
Average production cost ($/unit)	$7.14	$323	$0.22	$0.17

(c)	Adjusted Net Income and EPS

	Year ended March 31,
('000s US$)	2013	2012
Net income attributable to the equity holders of the Company	$27,211	$73,838
Adjust impairment on associate	9,640	-
Adjusted net income	$36,851	$73,838
Basic weighted average shares outstanding	170,733,504	172,487,486
Basic adjusted EPS	$0.22	$0.43

10.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the consolidated financial statements as of and ended March 31, 2013.

(i)	Ore reserve and mineral resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

-	Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;

-	Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and

-	Future cash costs of production, capital expenditure and rehabilitation obligations.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

-	The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;

-	Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and

-
The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

(ii)	Impairment of assets

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or cash generating units. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

11.	Future Accounting Changes

IAS 1 – Presentation of Financial Statements amendment issued by the IASB in June 2011 provides improved consistency and clarity of the presentation of items of other comprehensive income. The main change was a requirement to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

IFRS 10 – Consolidated Financial Statements supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. IFRS 10 establishes the principle and application of control as the basis for an investor to identify whether an investor controls an investee and thereby requiring consolidation.

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 12 – Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company is still in the process of assessing the impact of the application of IFRS 10 and IFRS 12 on the consolidated financial statements.

IFRS 11 – Joint Arrangements establishes the principle a joint arrangement are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangement, rather than its legal form. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IAS 28 – Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method for investments in associates and joint ventures. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company is still in the process of assessing the impact of the application of IFRS 11 and IAS 28 on the consolidated financial statements.

12.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found at the Company’s web-site www.silvercorpmetals.com;

(c)	may be found in the Company’s Annual Information Form; and,

(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2013.

13.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 170,781,058 common shares with a recorded value of $233.1 million

Shares subject to escrow or pooling agreements - $nil.

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)	Options

As at the date of this report, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
197,500	5.99	July 1, 2013
60,000	3.05	October 1, 2013
522,001	2.65	April 19, 2014
305,500	7.00	January 5, 2015
178,250	7.40	April 20, 2015
335,437	8.23	October 3, 2015
208,781	12.16	January 4, 2016
181,500	14.96	April 7, 2016
255,000	9.20	June 4, 2016
296,000	7.27	November 24, 2016
446,000	6.69	March 5, 2017
299,000	6.53	June 17, 2017
397,000	5.35	August 8, 2017
381,000	5.40	December 3, 2017
416,000	3.91	March 7, 2018
4,478,969

(c)	Warrants

As at the date of this report, the outstanding warrants comprise the following:

Number of Warrants	Exercise Price (CAD$)	Expiry Date
50,000	$6.76	July 30, 2015

14.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2013. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

Due to the recent decline in metal prices, readers are especially encouraged to understand the significant impact of metal prices on the Company’s operations.

  Metal Price Risk

The Company’s sales price for lead and zinc pounds is fixed against the Shanghai Metals Exchange, while gold ounces are fixed against the Shanghai Gold Exchange and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange. These metal prices traditionally move in tandem with and

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

at marginally higher prices than those quoted on the North American and European market places. The Company’s revenues are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities has fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions, expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of the properties. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop the properties or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

15.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at March 31, 2013, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that the disclosure controls and procedures (as defined in Rule 13a-15(e) under Securities Exchange Act of 1934) are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

16.	Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of internal controls in fiscal year 2013. The Company’s internal control over financial reporting includes:

  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

  providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

  providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Based on this evaluation, management concluded that our internal control over financial reporting was effective as at March 31, 2013 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well it’s designed, however, any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation. Also, controls may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The effectiveness of the Company’s internal control over financial reporting as at March 31, 2013 has been audited by Deloitte LLP, the Company’s independent registered chartered accountants, who have also issued a report on the internal controls over financial reporting based on the criteria established in the Internal Control – Integrated Framework issued by COSO.

17.	Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

18.	Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers

Dr. Rui Feng, Director, Chairman & CEO	Dr. Rui Feng, Director, Chairman & CEO

Myles J. Gao, Director, President	Myles J. Gao, Director, President

Yikang Liu, Director	Maria Tang, Chief Financial Officer

Earl Drake, Director	Shaoyang Shen, Chief Operating Officer

Paul Simpson, Director	Peter Torn, Corporate Secretary & General Counsel

David Kong, Director

Robert Gayton, Director

Myles J. Gao, P.Geo., President of Silvercorp, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  estimated production from the Company’s mines in the Ying Mining District; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  First Nations title claims and rights;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 25